James Woodall
Chief Financial Officer
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 438-6735
e-mail: woody.woodall@fisglobal.com
January 5, 2021

Via Edgar
Ms. Ta Tanisha Meadows
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 20, 2020
File No. 001-16427

Dear Ms. Meadows:

On behalf of Fidelity National Information Services, Inc. (“FIS,” “we” or the “Company”), we hereby submit the following response to the comment letter dated December 30, 2020, from the Staff (the “Staff”) of the Securities and Exchange Commission relating to your review of the Form 10-K of FIS for the fiscal year ended December 31, 2019 filed on February 20, 2020. To assist your review, we have retyped the text of those comment below.
Form 10-K, Filed February 20, 2020
We note that adjusted earnings per share and total shareholder return are used to set your performance-based cash incentives and performance-based equity incentives, respectively. We also note disclosure in your Form 10-K related to common stock repurchases that occurred from 2017 to 2019. In future filings, please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.
The Company acknowledges the Staff’s comment. In future filings, we will discuss if and how share repurchases affect the manner in which the relevant targets in our compensation plan are set by our Compensation Committee and their determination of whether such targets were met.

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Please let us know any further comments at the Staff’s earliest convenience. If you have any questions regarding this letter, please contact me at your convenience at woody.woodall@fisglobal.com or 904.438.6735.

Very truly yours,
/s/ James Woodall
Chief Financial Officer